April 16, 2025

Richard Brand
Partner
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020

       Re: DYNAVAX TECHNOLOGIES CORP
           PREC14A filed April 7, 2025
           Filed by Deep Track Technology Master Fund, Ltd. et al. SEC File No. 1-34207
Dear Richard Brand:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in your proxy statement.

PREC14A filed April 7, 2025
Reasons for the Solicitation , page 13

1. Refer to the second to last paragraph in this section on page 13 and the assertion that the Board "quickly adopt[ed] a Stockholder Rights Plan as soon as we disclosed our ownership of a significant stake in the Company." However, it appears that Deep
       Track filed a beneficial ownership report regarding its holdings in Dynavax as early as
       2023, while the Stockholder Rights Plan was not adopted until 2024. Please advise or revise.
2. Refer to the allegation in the last paragraph in this section that the Company has lost credibility among the investment community. Please expand to explain the basis for this belief.
 April 16, 2025
Page 2
Election of Directors - The Deep Track Nominees, page 14

3. Please revise the biographical information for Donald Santel to cover his business experience for the past five years. Refer to Item 7(a) of Schedule 14A and Item 401(e)
       of Regulation S-K. In this regard, we note that you have not included disclosure regarding Mr. Santel's principal occupations and employment, if any, from May 2015 until his appointment to the board of Tentarix Biotherapeutics in March 2022.
Voting and Voting Procedures, page 27

4. Revise to explain the following statement: "We believe the best opportunity for all four of the Deep Track Nominees to be elected is by voting on the WHITE proxy card." Given that both sides will be using a universal proxy card that will include the names of both sides' nominees, it is not clear why using your card is a better means of ensuring the election of the Deep Track nominees.
What vote is required to elect the Deep Track Nominees?, page 28

5. You state that the election of directors will be subject to a plurality voting standard, meaning that the nominees who receive the most "FOR" votes will be elected to the board of directors. You further note that "WITHHOLD" votes will not be counted as either votes for or against a director candidate. In this context, we are concerned that the following statement in the last sentence of this subsection may be confusing for shareholders: "Therefore, a proxy marked 'WITHHOLD' with respect to a specific nominee will result in such nominee receiving fewer 'FOR' votes." Since (as you note)
       a "WITHHOLD" vote will not impact the outcome of the director election contest, revise to avoid confusing shareholders.
Other Matters and Additional Information , page 34

6.     Refer to the disclosure in the second from the last paragraph on page
34. The second
       sentence in that paragraph refers to only two matters to be voted on at the meeting: the director election proposal and the bylaw proposal. However, the body of your proxy statement states that five matters will be considered at the 2025 Annual Meeting.
       Please revise or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions